

07007734


SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2007
WASH. D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2006 (MM/DD/YY) AND ENDING April 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Youree Drive, Suite 350
(No. and Street)

Shreveport	LA	71104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Williams 318-868-3655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Post & Ford CPA's
(Name – *if individual, state last, first, middle name*)

742 Professional Drive North	Shreveport	LA	71105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/5

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark F. Preddy, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark F. Preddy, Sr.
Signature

Vice President
Title

BETTY C. WILLIAMS, NOTARY PUBLIC
BOSSIER PARISH, LOUISIANA
MY COMMISSION IS FOR LIFE
NOTARY ID # 025680

Betty C. Williams
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMESTIC FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
(With Additional Information)

YEARS ENDED APRIL 30, 2007 AND 2006

CONTENTS

Page

Organization and Business 3

Independent Auditor's Report 4

Financial Statements:

Balance Sheets 5

Statements of Income 6

Statements of Changes in Stockholder's Equity 7

Statements of Cash Flows 8

Statements of Changes in Liabilities Subordinated to Claims of General Creditors 9

Notes to Financial Statements 10-12

Additional Information:

Report on Additional Information 13

Computation of Net Capital Under Rule 15c3-1 14

Notes to Additional Information 15

DOMESTIC FINANCIAL SERVICES, INC.
ORGANIZATION AND BUSINESS

State and date of incorporation

Louisiana - May 28, 1974

Office

Shreveport, Louisiana

Business

Broker-dealer of securities and oil and gas drilling programs.

POST & FORD

A Corporation of Certified Public Accountants
742 Professional Dr. North
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
e-mail: markfordcpa@gmail.com

Independent Auditor's Report

To the Stockholder of
Domestic Financial Services, Inc.

We have audited the accompanying balance sheets of Domestic Financial Services, Inc. as of April 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



June 6, 2007
Shreveport, Louisiana

DOMESTIC FINANCIAL SERVICES, INC.

BALANCE SHEETS

FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash on hand and in banks	$ 11,089	$ 5,756
Clearing deposit	10,000	10,000
Investments (Note 2)	3,256	1,300
Interest receivable	33	58
Commissions Receivable	-	-
TOTAL ASSETS	$ 24,378	$ 17,114

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Income tax payable	$ 700	$ -
Accounts payable	720	-
	1,420	-
STOCKHOLDER'S EQUITY		
Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding	1,520	1,520
Additional paid-in capital	13,579	13,579
Retained earnings (deficit)	7,959	2,115
	23,058	17,214
Treasury stock, 250 shares at cost	(100)	(100)
TOTAL STOCKHOLDER'S EQUITY	22,958	17,114
TOTAL LIABILITIES AND STOCKHOLDER' EQUITY	$ 24,378	$ 17,114

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

	2007	2006
REVENUES		
Mutual fund commissions	$22,365	$8,369
Commissions	51,912	39,385
Insurance commissions	116	107
Interest	751	760
Insurance Student Tuition	20	2,111
Insurance Books & Materials	-	-
Accountant Supervision	6,949	-
TOTAL REVENUES	$ 82,113	$ 50,732
COST AND OPERATING EXPENSES		
Interest Expense	-	43
Commissions	54,609	24,722
Advertising	50	-
Regulatory fees	6,367	7,400
Professional fees	3,382	4,667
Subscriptions	-	-
Insurance	462	467
Other taxes and licenses	622	250
Travel and Entainment	-	-
Miscellaneous	-	-
Educational and training	-	1,213
Office expense	11,965	9,185
Income tax expense	700	1,237
Non-Deductable Fees	68	325
Total cost and operating expenses	78,225	49,509
NET INCOME (LOSS)	$ 3,888	$ 1,223

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Year Ended April 30, 2006				
Balance beginning of year	$ 1,520	$ 13,579	$ 892	$ 100
Prior Period Tax Adjustment	-	-	-	-
Net Income (loss) for the year	-	-	1,223	-
Balance end of year	$ 1,520	$ 13,579	$ 2,115	$ 100
Year Ended April 30, 2007				
Balance beginning of year	$ 1,520	$ 13,579	$ 2,115	$ 100
Net Income (loss) for the year	-	-	3,888	-
Unrealized Gain (Loss) on Investment	-	-	1,956	-
Balance end of year	$ 1,520	$ 13,579	$ 7,959	$ 100

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR YEARS THE ENDED APRIL 30, 2007 AND 2006

	2007	2006
NET INCOME (LOSS) FROM OPERATING ACTIVITIES		
Net income (loss)	3,888	1,223
Adjustments to reconcile net income (loss) to net cash:		
(Increase) decrease in current assets	25	236
Increase (decrease) in current liabilities	1,420	(392)
NET CASH FROM OPERATIONS	5,333	1,067
NET CASH FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	5,333	1,067
CASH BEGINNING OF YEAR	15,756	14,689
CASH END OF YEAR	$ 21,089	$ 15,756

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

	2007	2006
Subordinated liabilities beginning of year	$ -	$ -
Increase in securities borrowed under subordination agreement	-	-
Subordinated liabilities end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED APRIL 30, 2007 AND 2006

NOTES 1 - ACCOUNTING POLICIES

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

Cash Equivalents

For the purposes of reporting cash flows, cash includes cash on hand and due from bank-operations account. The company considers all other liquid investment instruments, such as certificates of deposits and money markets accounts to be reported as investments and are excluded from cash equivalents.

NOTE 2 – INVESTMENTS

Investments are recorded at cost and restricted as follows:

Shares of Nasdaq stock may not be transferred except subject to all applicable laws and:

(1) with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the Effective Date, or(ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitations, the shares of Common Stock purchased upon exercise of any Warrants for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate, provided that the transferor complies with all the provisions relating to a Transfer to a Majority Affiliate described under "Warrants" above.

Investment Securities

The Company's investments in securities are classified and accounted for as follows:

Held to Maturity
Various securities and certificates which the company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in other comprehensive income.

Available for Sale
The company does not maintain securities that are available for sale.

Trading
The company does not maintain a trading portfolio.

SECURITIES-HELD TO MATURITY

	4/30/07			
SFAS 115 Investments:	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
NDAQ	$ 1,300	$ 1,956	$	$ 3,256
Total Investments	$ 1,300	$ 1,956	$	$ 3,256

NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. The net capital was approximately $22,470 at April 30, 2007 and $15,814 at April 30, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

The company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors.

POST & FORD
A Corporation of Certified Public Accountants
742 Professional Dr. North
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
e-mail: markfordcpa@gmail.com

Independent Auditor's Report
on Additional Information

To the Stockholder of
Domestic Financial Services, Inc.

Our report on our audit of the basic financial statements of Domestic Financial Services, Inc. appears on page four. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 6, 2007

DOMESTIC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

		2007	2006
1.	Total ownership equity from Balance Sheet	$22,958	$17,114
2.	Total ownership equity qualified for Net Capital	22,958	17,114
3.	Total capital and allowable subordinate liabilities	22,958	17,114
4.	Deductions and/or charges: A. Total Nonallowable assets (15 % of the market value of investment in NDAQ)	488 *	1,300
5.	Net capital (Note C)	$ 22,470	$ 15,814
6.	Minimum net capital required (6 2/3% of Aggregate indebtedness)	$ -	$ -
7.	Minimum dollar net capital requirement	$ 5,000	$ 5,000
8.	Net capital requirement (greater of line 6 or 7)	5,000	5,000
9.	Excess net capital (line 5 less 8)	17,470	10,814
10.	Excess net capital at 1000% (Line 5 less 10% of line 12)	$ 22,470	$ 15,814
11.	Total A.I. Liabilities from Balance Sheet	-	-
12.	Total aggregate indebtedness	$ -	$ -
13.	Percentage of aggregate indebtedness to net capital (line 12 divided by line 5)	0.00%	0.00%
14.	Percentage of debt to debt-equity total	0.00%	0.00%

* For the year ended 4/30/07 the company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO SUPPLEMENTAL MATERIAL
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

NOTE A - NONALLOWABLE ASSETS

All assets which are considered not readily convertible into cash pursuant to Rule 15c3-1 must be deducted as non-allowable assets. For fiscal years ending on or after 4/30/2007, the company considers 15% of the market value of the investment in NADQ to be a nondeductible asset.

NOTE B - RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and paragraph K-3. The company is a fully disclosed introducing broker dealer. It carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

NOTE C - RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

	2007	2006
Net capital as filed per unaudited X-17A-5 Part IIA	$ 22,958	$ 17,114
Audit adjustments of income and expense reported on Part IIA	-	-
Audit adjustments of non-allowable assets on Part IIA	488 *	1,300
Net capital per audited financial statements	$ 22,470	$ 15,814

* For the year ended 4/30/07 the company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.


SEC MAIL
RECEIVED
PROCESSING
JUN 25 2007
WASH, D.C.
209
SECTION

POST & FORD
A Corporation of Certified Public Accountants
742 Professional Dr. North
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
e-mail: markfordcpa@gmail.com

REPORT ON INTERNAL CONTROLS

To the Board of Directors
Domestic Financial Services, Inc.

In planning and performing our audit of the financial statements of Domestic Financial Services, Inc. as of and for the year ended April 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Domestic Financial Services, Inc's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We noted one matter that we consider to be a significant deficiency.

Based on the inherent limitation of control structure design due to the limited number of personnel involved in the control system, we noted an absence of segregation of duties consistent with appropriate control objectives.

However, management must consider in the design of such system the cost effectiveness of the design of such a system.

This report is intended solely for the information and use of the Board of Directors, management and appropriate regulatory agencies.

Post & Ford

Shreveport, Louisiana
June 6, 2007

END